Thomas Diemer Chief Financial Officer – Pruco Life Insurance Company 213 Washington Street, Newark NJ 07102-2917 Tel 973 367-2900 Fax 973 802-9359

July 13, 2012

Via EDGAR

Mr. Joel Parker

Accounting Branch Chief

U.S. Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4720

100 F Street, N.E.

Washington, DC 20549

RE:	Pruco Life Insurance Company (the “Company”)
Item 4.02 of Form 8-K Filed July 6, 2012
File No. 033-37587

Dear Mr. Parker:

We received your letter dated July 10, 2012, setting forth comments of the staff of the Securities and Exchange Commission (the “Commission”) on the Company’s filing under Item 4.02 of Form 8-K on July 6, 2012. For your convenience, we have included the staff’s comments below along with our responses.

Item 4.02 on Form 8-K filed July 6, 2012

1.	Please tell us whether you have reconsidered, in accordance with Item 307 of Regulation S-K, the adequacy of your previous assertions regarding disclosure controls and procedures and internal controls over financial reporting, specific to all of the applicable periods affected by your decision to restate, in light of the error that you have described.

Response:

We confirm that the Company is in the process of reconsidering, in accordance with Item 307 of Regulation S-K, the adequacy of the Company’s previous assertions regarding disclosure controls and procedures and internal controls over financial reporting, specific to all of the applicable periods affected by the Company’s decision to restate, in light of the error described in the Company’s July 6, 2012 Form 8-K filing. The Company’s conclusions regarding such assertions will be reflected in the Company’s Form 10-K/A filing.

Mr. Joel Parker

U.S. Securities and Exchange Commission

July 13, 2012

2.	Please also provide us with an estimated time-frame as to when you intend to file the Form 10-K/A for the period ended December 31, 2011.

Response:

The Company intends to file the Form 10-K/A for the period ended December 31, 2011 referred to in the Company’s July 6, 2012 Form 8-K filing as soon as practicable, but no later than July 23, 2012.

*    *    *    *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to call me at 973-367-2900 if you have any questions about this response letter.

Very truly yours,

/s/ Thomas Diemer

Thomas Diemer

Chief Financial Officer

Pruco Life Insurance Company